UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/17/13



January 29, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-29-14

Amy Carriello
PepsiCo, Inc.
amy.carriello@pepsico.com

Re: PepsiCo, Inc.
Incoming letter dated December 17, 2013

Dear Ms. Carriello:

This is in response to your letter dated December 17, 2013 concerning the shareholder proposals submitted to PepsiCo by the National Center for Public Policy Research and James Mackie. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

James W. Mackie

***FISMA & OMB Memorandum M-07-16***

January 29, 2014

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: PepsiCo, Inc.
Incoming letter dated December 17, 2013

The first proposal provides that the company shall have a policy pertaining to making political contributions only if such a policy is approved by at least 75% of its shares outstanding. The second proposal requests that the board create and implement a policy requiring consistent incorporation of corporate values into lobbying, political and electioneering expenditures and to report specified information relating to lobbying, electioneering or political contribution expenditures.

There appears to be some basis for your view that PepsiCo may exclude the second proposal under rule 14a-8(i)(11). We note that the second proposal is substantially duplicative of the first proposal that will be included in PepsiCo's 2014 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the basis for omission of the first proposal upon which PepsiCo relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PEPSICO

pepsi Lay's Tropicana Quaker G

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

**AMY E. CARRIELLO**
SENIOR LEGAL COUNSEL
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

December 17, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *PepsiCo, Inc.*
*Shareholder Proposals of the National Center for Public Policy Research and James Mackie*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that PepsiCo, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the " NCPPR Proposal") and statements in support thereof received from the National Center for Public Policy Research ("NCPPR"). In the alternative, if the Staff does not concur that the NCPPR Proposal may be excluded from the 2014 Proxy Materials, the Company intends to omit from its 2014 Proxy Materials a shareholder proposal (the "Mackie Proposal") and statements in support thereof received from James Mackie. A copy of the NCPPR Proposal, as well as related correspondence with NCPPR, is attached to this letter as Exhibit A. A copy of the Mackie Proposal, as well as related correspondence from Mr. Mackie, is attached to this letter as Exhibit B.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to NCPPR and Mr. Mackie.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform NCPPR and Mr. Mackie that if such proponent elects to submit additional correspondence to the Commission or the Staff with respect to either the NCPPR Proposal or the Mackie Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSALS**

The Mackie Proposal states:

> Resolved: The Corporation shall have a policy pertaining to making political contributions (to individual candidates; organizations supporting candidates, directly or indirectly; leadership groups; or political action committees) only if such a policy is approved by at least at least 75% of its shares outstanding. No funds, or in kind support, shall be provided by the corporation to any of the entities listed above unless the contribution complies with the corporate policy.

In the Mackie Proposal's supporting statement, Mr. Mackie argues that the use of certain entities (referred to as "501(c)(4) non-profit corporations") allows companies "to escape disclosure of political contributions" and make political contributions "without even informing their own shareholders." *See* Exhibit B.

The NCPPR Proposal states:

> Resolved: Shareholders request that the Board of Directors create and implement a policy requiring consistent incorporation of corporate values as defined by PepsiCo's stated policies (including the Company's Political Contributions Policy) into the Company and its affiliated PACs lobbying, political and electioneering expenditures. The Board should authorize the preparation of an annual report to shareholders, at reasonable expense and excluding confidential information, listing any lobbying, electioneering or political contribution expenditure during the prior year, identifying any contribution that is incongruous with the Company's corporate values and stating the justification for any such exceptions.

In the NCPPR Proposal's supporting statement, NCPPR argues: "[W]e encourage transparency and accountability in the use of staff time and corporate funds to influence political elections, legislation and regulation both directly and indirectly. Absent a system of accountability, Company assets could be used for objectives contrary to PepsiCo's long-term objectives." *See* Exhibit A.

## BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the NCPPR Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(11) because the NCPPR Proposal substantially duplicates the Mackie Proposal, which was previously submitted to the Company and which the Company intends to include in the Company's 2014 Proxy Materials.

In the alternative, if the Staff does not concur in our view that the NCPPR Proposal substantially duplicates the Mackie Proposal, we hereby respectfully request that the Staff concur in our view that the Mackie Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because Mr. Mackie failed to provide the requisite proof of continuous ownership in response to the Company's proper request for that information.

## ANALYSIS

### I. The NCPPR Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates The Mackie Proposal And The Company Intends To Include The Mackie Proposal In Its Proxy Materials.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *see also Pacific Gas and Electric Co.* (avail. Jan. 6, 1994).

The standard for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). The Staff has concurred that a variety of different shareholder proposals addressing political contributions are substantially duplicative even where the terms and the breadth of the two proposals, including the actions requested, are different, but the principal thrust and focus are substantially the same. *See, e.g.*, *Johnson & Johnson* (avail. Feb. 3, 2012) (concurring in the exclusion of a proposal requesting disclosure about the company's political contributions and the policies governing them and requesting an advisory shareholder vote on the company's political contributions as substantially duplicative of an earlier proposal requesting that the company make no political contributions "without the approval of the holders of at least 75% of its shares outstanding"); *FedEx Corp.* (avail. Jul. 21, 2011) (concurring in the exclusion of a proposal requesting an annual report and advisory shareholder vote on political contributions as substantially duplicative of an earlier proposal requesting a semi-annual report detailing expenditures used to participate in political campaigns and the formal policies for such expenditures); *Citigroup, Inc.* (avail. Jan. 28, 2011) (concurring in the exclusion of a proposal requesting a report on "lobbying contributions and expenditures" as substantially duplicative of an earlier proposal requesting a report on "political contributions and expenditures"); *General Motors Corp. (Catholic Healthcare West)* (avail. Apr. 5, 2007) (concurring in the exclusion of a proposal requesting a report on the company's political contributions and policies governing them as substantially duplicative of an earlier proposal requesting annual disclosure of the company's political contributions); *Bank of America Corp.* (avail. Feb. 14, 2006) (concurring in the exclusion of a proposal that would require the company to disclose its "policies and procedures" for political contributions and its contributions made to various political entities as substantially duplicative of an earlier proposal that would require the company to publish details of its political contributions in certain newspapers).

The Company received the Mackie Proposal on November 11, 2013, before it received the NCPPR Proposal on November 22, 2013. *See* Exhibits A and B. As noted above, the Company intends to include the Mackie Proposal in the Company's 2014 Proxy Materials. The NCPPR Proposal substantially duplicates the Mackie Proposal because the principal thrust or principal focus of the two proposals is the same: increasing shareholder oversight of the Company's political and related expenditures. This is evidenced by the language of both proposals: the Mackie Proposal seeks a policy requiring shareholder approval of the Company's political and related expenditures, while the NCPPR Proposal seeks a policy requiring disclosure of political and related expenditures along with information about any expenditure that is inconsistent with the Company's values. More specifically:

(1) The NCPPR Proposal and the Mackie Proposal each seek greater transparency and accountability through disclosures related to corporate political and related spending. The Mackie Proposal reflects the proponent's concern that companies can, through advocacy groups, make unlimited political contributions "without even informing their own shareholders." The NCPPR Proposal directly addresses this same concern with detailed requirements for the Company to disclose its political spending and specifically identify any contributions that are "incongruous with the Company's corporate values."

(2) The NCPPR Proposal and the Mackie Proposal address the same subject matter as each concerns shareholder oversight of political expenditures. For example, the NCPPR Proposal references "lobbying, political and electioneering expenditures."

Similarly, the Mackie Proposal applies to political expenditures made "directly and indirectly," including contributions to "advocacy groups" and "significant perks to individuals" in "[l]egislative and regulatory bodies." *See, e.g.*, *WellPoint, Inc.* (avail. Feb. 20, 2013) (concurring that a proposal requesting that the company report on its lobbying policies and payments used for lobbying could be excluded as substantially duplicative of an earlier received proposal requesting that the company report on its policies for political contributions and expenditures and disclose contributions and expenditures used to participate in any political campaign or to influence the public with respect to elections or referenda); *Union Pacific Corp.* (avail. Feb. 1, 2012, *recon. denied* Mar. 30, 2012) (concurring that a proposal requesting that the company report on its political expenditures could be excluded as substantially duplicative of an earlier received proposal requesting that the company report on its lobbying expenditures). Moreover, the NCPPR Proposal and the Mackie Proposal do not distinguish between the subject matter covered by each. *See CVS Caremark Corp.* (avail. Mar. 15, 2013) (refusing to concur in the exclusion of a proposal under Rule 14a-8(i)(11) where the proposal, which requested a report on company's policies concerning and payments used for lobbying, specifically excluded participation in political campaigns and attempts to influence the public concerning an election or referendum from the definition of lobbying, and the earlier received proposal, which requested a report on policies concerning and contributions to political campaigns or to influence the public concerning an election or referendum, specifically excluded payments used for lobbying from its scope).

(3) The NCPPR Proposal and the Mackie Proposal each assert that there is a disconnect between the desires of shareholders and corporate political expenditures. The NCPPR Proposal's recitals identify that the Company has contributed funds to organizations that advocated certain policies that could be seen as inconsistent with the Company's goals and policies. The Mackie Proposal similarly states that the use of corporate funds by large corporations, such as the Company, may be against the wishes of the shareholders.

Although the NCPPR Proposal and the Mackie Proposal may differ in their precise terms and breadth, the principal thrust of each concerns increasing shareholder oversight over the Company's political and related expenditures. Therefore, the NCPPR Proposal substantially duplicates the earlier received Mackie Proposal.

Moreover, the NCPPR Proposal and the Mackie Proposal can be distinguished from the proposals in *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004). In that matter, the company argued that a proposal requesting that it prohibit all corporate contributions had the same principal thrust as a proposal that requested it publicize all its political contributions. The Staff did not concur in this view since one proposal focused on increasing public disclosure of Bristol-Myers's political spending while the other sought to remove the company from politics altogether. In contrast, here both the NCPPR Proposal and the Mackie Proposal permit the Company to make political expenditures, but seek to increase shareholder oversight of such expenditures.

Finally, as discussed above, shareholders would have to consider substantially the same matter if asked to vote on both the NCPPR Proposal and the Mackie Proposal. If both proposals are included in the Company's 2014 Proxy Materials, shareholders could assume incorrectly that there must be substantive differences between the two proposals. This confusion would result from each proposal's request for an increased level of disclosure and oversight of the Company's political expenditures. As noted above, one of the purposes of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Accordingly, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the NCPPR Proposal may be excluded as substantially duplicative of the Mackie Proposal.

## II. In The Alternative, The Mackie Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because Mr. Mackie Failed To Establish The Requisite Eligibility To Submit The Mackie Proposal.

In the alternative, if the Staff does not concur that the NCPPR Proposal may be excluded from the 2014 Proxy Materials as duplicative of the Mackie Proposal, the Company intends to instead omit the Mackie Proposal from its 2014 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1) because Mr. Mackie failed to establish the requisite eligibility to submit the Mackie Proposal.

### *A. Background*

Mr. Mackie submitted the Mackie Proposal to the Company in a letter that was dated November 6, 2013, which was sent to the Company via the U.S. Postal Service on November 7, 2013, and received by the Company on November 11, 2013. *See* Exhibit B. The Mackie Proposal was accompanied by a letter from Schwab Advisor Services, dated November 1, 2013 (the "Schwab Letter"), which stated, in pertinent part:

> Charles Schwab & Co. Inc. currently custodies an account titled in the name of James W. Mackie which currently holds 3,500 shares of PepsiCo common stock. These shares have been held for a period greater than one year. . . . As of the date of this letter, none of the shares referenced below have been sold, transferred, or otherwise removed from this account.

*See* Exhibit B. Mr. Mackie's submission failed to provide verification of his ownership of the requisite number of Company shares for at least one year as of the date he submitted the Mackie Proposal (November 7, 2013). In addition, the Company reviewed its stock records, which did not indicate that Mr. Mackie was the record owner of any shares of Company securities. Accordingly, on November 21, 2013, which was within 14 days of the date that the Company received the Mackie Proposal, the Company sent Mr. Mackie a letter notifying him of the Mackie Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit C, the Company informed Mr. Mackie of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that Mr. Mackie's submission was not sufficient because it demonstrated ownership for one year as of November 1, 2013 rather than November 7, 2013 (the date Mr. Mackie submitted the Mackie Proposal); and
- that Mr. Mackie's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date Mr. Mackie received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). *See* Exhibit C. The Deficiency Notice was delivered to Mr. Mackie at 10:03 A.M. on November 22, 2013. *See* Exhibit D.

The Company received a response to the Deficiency Notice from Mr. Mackie on November 22, 2013. *See* Exhibit E. However, this response did not contain sufficient proof of Mr. Mackie's ownership of the requisite number of Company securities for at least one year as of the date the Mackie Proposal was submitted (November 7, 2013). Mr. Mackie's November 22, 2013 response stated:

> It is impossible to obtain a letter from the brokerage house holding your stock in a street name and have it legitimately dated the same date as the date of the letter from the stockholder to you. I forwarded my proposal letter in a timely manner with the honest date of the letter from Schwab that did not arrive at my home on the date it was sent to me. It is unreasonable to expect the date of my letter to you to be the same date of the letter from Schwab.

In addition, Mr. Mackie's November 22, 2013 response included his October 2013 account statement from Charles Schwab Institutional (the "Schwab Account Statement"). The Company has received no further correspondence from Mr. Mackie regarding either the Mackie Proposal or proof of Mr. Mackie's ownership of Company shares.

*B. Analysis*

The Company may exclude the Mackie Proposal under Rule 14a-8(f)(1) because Mr. Mackie failed to substantiate his eligibility to submit the Mackie Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which specifically set forth the information listed above and attached a copy of both Rule 14a-8 and SLB 14F. *See* Exhibit C.

In addition, Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1). SLB 14G expresses "concern[ ] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters." It then goes on to state that, going forward, the Staff:

> will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically.

The Staff consistently has granted no-action relief where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous share ownership for the full one-year period preceding and including the submission date of the proposal. For example, in *PepsiCo, Inc. (Albert)* (avail. Jan. 10, 2013), the proponent submitted the proposal on November 20, 2012 and provided a broker letter that established ownership of Company securities for one year as of November 19, 2012. The Company properly sent a deficiency notice to the proponent on December 4, 2012, and the proponent did not respond to the deficiency notice. The Staff concurred in the exclusion of the proposal because the broker letter was insufficient to prove continuous share ownership for one year as of November 20, 2012, the date the proposal was submitted. *See also Comcast Corp.* (avail. Mar. 26, 2012) (letter from broker stating ownership for one year as of November 23, 2011 was insufficient to prove continuous ownership for one year as of November 30, 2011, the date the proposal was submitted); *International Business Machines Corp.* (avail. Dec. 7, 2007) (letter from broker stating ownership as of October 15, 2007 was insufficient to prove continuous ownership for one year as of October 22, 2007, the date the proposal was submitted); *The Home Depot, Inc.* (avail. Feb. 5, 2007) (letter from broker stating ownership for one year as of November 7, 2005 to November 7, 2006 was insufficient to prove continuous ownership for one year as of October 19, 2006, the date the proposal was submitted); *Sempra Energy* (avail. Jan. 3, 2006) (letter from broker stating ownership from October 24, 2004 to October 24, 2005 was insufficient to prove continuous ownership for one year as of October 31, 2005, the date the proposal was submitted); *International Business Machines Corp.* (avail. Jan. 7, 2002) (letter from broker stating ownership on August 15, 2001 was insufficient to prove continuous ownership for one year as of October 30, 2001, the date the proposal was submitted).

Furthermore, in Section C.1.c of SLB 14, the Staff specifically addressed whether periodic investment statements could satisfy the continuous ownership requirements of Rule 14a-8(b):

> **(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

Consistent with the foregoing Staff guidance, the Staff consistently has concurred with the exclusion of proposals on the grounds that the periodic brokerage statement or account statement submitted by the proponent was insufficient proof of the proponent's ownership of company securities. For example, in *IDACORP, Inc.* (avail. Mar. 5, 2008), the proponents had submitted monthly account statements to establish their ownership of company securities. The Staff concurred with the exclusion of the proposal under Rule 14a-8(f), noting that "the proponents appear to have failed to supply . . . documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)." *See also Rite Aid Corp.* (avail. Feb. 14, 2013); *E.I. du Pont de Nemours and Co.* (avail. Jan. 17, 2012); *General Electric Co.* (avail Dec. 19, 2008); *McGraw Hill Cos., Inc.* (avail. Jan. 28, 2008); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo! Inc.* (avail. Mar. 29, 2007);

*EDAC Technologies Corp.* (avail. Mar. 28, 2007); *Sempra Energy* (avail. Dec. 23, 2004); *Sky Financial Group* (avail. Dec. 20, 2004, *recon. denied* Jan. 13, 2005) (in each, the Staff concurred that periodic investment statements were insufficient to demonstrate continuous ownership of company securities).

Here, Mr. Mackie submitted the Mackie Proposal on November 7, 2013. Therefore Mr. Mackie had to verify continuous ownership for the one-year period preceding and including this date, i.e., November 7, 2012 through November 7, 2013. While the Schwab Letter supplied by Mr. Mackie states that Mr. Mackie has continuously held Company shares for "greater than one year," the letter was dated as of November 1, 2013 and thus does not cover the period between November 2, 2013 and November 7, 2013, the date the Mackie Proposal was submitted. *See* Exhibit B. The Deficiency Notice clearly stated the need to prove continuous ownership for one year as of November 7, 2013, explaining that the Schwab Letter was insufficient because it "establishes [Mr. Mackie's] ownership of the Company's shares for one year as of November 1, 2013, rather than as of the date that the [Mackie Proposal] was submitted." In doing so, the Company complied with the Staff's guidance in SLB 14G for providing Mr. Mackie with adequate instruction as to Rule 14a-8's proof of ownership requirements. Despite the Deficiency Notice's instructions to show proof of continuous ownership for "the one-year period preceding and including the date the [Mackie Proposal] was submitted to the Company (November 7, 2013)," Mr. Mackie has failed to do so. Rather, Mr. Mackie indicated in his November 22, 2013 response to the Company's Deficiency Notice that "[i]t is impossible to obtain" the required written statement from his broker and instead submitted the Schwab Account Statement. However, as with the precedent cited above, Mr. Mackie's monthly account statement for October 2013 is insufficient to demonstrate his *continuous* ownership of Company securities for at least one year as of the date the Mackie Proposal was submitted (November 7, 2013). Rather, the Schwab Account Statement only establishes that Mr. Mackie owned 3,500 shares of Company securities as of October 2013.

Accordingly, consistent with the precedent cited above, the Mackie Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1), Mr. Mackie has not sufficiently demonstrated that he continuously owned the requisite number of Company shares for the requisite one-year period prior to the date the Mackie Proposal was submitted to the Company, as required by Rule 14a-8(b).

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the NCPPR Proposal from its 2014 Proxy Materials. In the alternative, if the Staff does not concur that the NCPPR Proposal may be excluded from the 2014 Proxy Materials, we respectfully request that the Staff concur that it will take no action if the Company excludes the Mackie Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please direct any correspondence concerning this matter to amy.carriello@pepsico.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (914) 253-2507, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Amy Carriello
Senior Counsel, Corporate Governance

Attachments

cc: James W. Mackie
Justin Danhof, National Center for Public Policy Research

**EXHIBIT A**

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

November 21, 2013

Mr. Larry Thompson
Corporate Secretary
PepsiCo
700 Anderson Hill Road
Purchase, New York 10577

Dear Mr. Thompson,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PepsiCo (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned PepsiCo stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2014 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq. General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal – Electioneering and Lobbying Philosophy

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

**Electioneering and Lobbying Philosophy**

**Whereas:** Corporate electioneering and lobbying are highly controversial and should be used to enhance shareholder value and the Company's reputation.

The Securities and Exchange Commission has consistently recognized that corporate electioneering and lobbying are significant public policy issues.

PepsiCo's lobbying expenses and political and charitable contributions at times contravene the Company's stated business philosophies.

For example, PepsiCo's "Political Contributions Policy" says the Company believes "that providing financial support to responsible pro-business candidates is an important means by which we help improve the business climate, our quality of life and the society in which we live, enabling us to succeed as a company committed to integrity, innovation and value."

The Company also says it considers "the candidate's or entity's commitment to improving the business climate" when considering contributions.

However, the Company has made multiple donations to political organizations whose members have introduced legislation to impose so-called "sin" taxes on soda and other sugary beverages, or have supported such proposals. PepsiCo also has made contributions to organizations that seek greater regulation of the marketplace, which increases PepsiCo's cost of doing business.

The Company receives no rational benefit from these contributions.

**Resolved:** Shareholders request that the Board of Directors create and implement a policy requiring consistent incorporation of corporate values as defined by PepsiCo's stated policies (including the Company's Political Contributions Policy) into the Company and its affiliated PACs lobbying, political and electioneering expenditures. The Board should authorize the preparation of an annual report to shareholders, at reasonable expense and excluding confidential information, listing any lobbying, electioneering or political contribution expenditure during the prior year, identifying any contribution that is incongruous with the Company's corporate values and stating the justification for any such exceptions.

**Supporting Statement:** As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence political elections, legislation and regulation both directly and indirectly. Absent a system of accountability, Company assets could be used for objectives contrary to PepsiCo's long-term objectives.

PepsiCo's current lobbying and political disclosures are inadequate to allow Company shareholders an opportunity to make an objective evaluation as to why the Company lobbies for policies and donates to candidates and organizations that appear to contradict the Company's stated business philosophies.

Pages 19 through 20 redacted for the following reasons:

- - - - - - - - - - - - - - - - - - - - - - - - - - - -

***FISMA & OMB Memorandum M-07-16***

PEPSICO

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

**AMY E. CARRIELLO**
SENIOR LEGAL COUNSEL
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

December 3, 2013

***VIA EMAIL***
Justin Danhof
General Counsel
The National Center for Public Policy Research
501 Capitol Court NE, Suite 200
Washington, DC 20002
jdanhof@nationalcenter.org

Dear Mr. Danhof:

I am writing on behalf of PepsiCo Inc. (the "Company"), which received on November 22, 2013, the shareholder proposal you submitted on behalf of The National Center for Public Policy Research (the "Proponent") entitled "Electioneering and Lobbying Philosophy" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 21, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 21, 2013); or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 21, 2013).

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 21, 2013). The Proponent should be able to find out the identity of the DTC participant by asking its broker or bank. If its broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through its account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm its individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 21, 2013), the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming its ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that the Proponent's response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent receives this letter. Please address any response to me at 700 Anderson Hill Road, Purchase, NY 10577. Alternatively, the Proponent may transmit any response by facsimile to me at (914) 249-8035.

If the Proponent has any questions with respect to the foregoing, please contact me at (914) 253-2507. For reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Amy Carriello
Senior Counsel, Corporate Governance

Enclosures



Law 144001-1

# THE NATIONAL CENTER
# FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

December 4, 2013

Mr. Larry Thompson
Corporate Secretary
PepsiCo
700 Anderson Hill Road
Purchase, New York 10577

Dear Mr. Thompson,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Electioneering and Lobbying Philosophy Report) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on November 21, 2013.

Sincerely,

Justin Danhof, Esq.

Enclosure: Proof of Ownership

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

UBS

**UBS Financial Services Inc.**
1501 K Street, NW
Suite 1100
Washington, DC 20005

www.ubs.com

December 4, 2013

Mr. Larry Thompson
Corporate Secretary
PepsiCo
700 Anderson Hill Road
Purchase, New York 10577

Dear Mr. Thompson,

UBS holds 50 shares of PepsiCo Inc. (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to PepsiCo in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares were purchased on April 25, 2012, and UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5368.

Sincerely,

Steve Brinckhaus
Registered Client Service Associate
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

**EXHIBIT B**

**James W. Mackie**

***FISMA & OMB Memorandum M-07-16***

November 6, 2013

L.D. Thompson
Senior Vice President, Secretary & General Counsel
PepsiCo, Inc
700 Anderson Hill Road
Purchase, NY 10577

Re: Resolution for Proxy Statement

Dear Mr. Thompson:

I am the owner of 3,500 shares of Pepsico common stock and request the inclusion of the following in the proxy statement for the upcoming annual stockholder meeting:

"Resolved: The Corporation shall have a policy pertaining to making political contributions (to individual candidates; organizations supporting candidates, directly or indirectly; leadership groups; or political action committees) only if such a policy is approved by at least at least 75% of its shares outstanding. No funds, or in kind support, shall be provided by the corporation to any of the entities listed above unless the contribution complies with the corporate policy".

There are five reasons for passage of this resolution:

1. The ability of large corporations to provide large amounts of funding for political candidates gives the corporation the ability to manage legislation that will provide them with legislated or regulatory benefits that place their smaller competitors at a disadvantage in the market place.
2. Endowment funds, insurance companies, mutual funds and pension funds currently hold the majority of all publicly traded shares and these shares are held for the benefit of many small investors. To have the large corporations utilize corporate funds to further the political goals of the executives is irresponsible fiduciary behavior that may be against the wishes of the individuals for whom they hold the shares.
3. We have recently seen the result of undue political influence that has reduced the oversight of regulatory agencies and created problems for stock holders and consumers in the areas of finance, food, health care and petroleum. The political influence exerted by large corporations had a direct impact on these actions. Unless large corporations are prevented from making political contributions to elected officials, or their political parties, these practices will continue.
4. Legislative and regulatory bodies should be guided by all constituents, not just those who pay for their re-election or provide significant perks to individuals in those bodies. Large corporate political contributions can corrupt honest efforts to provide reasonable laws and regulations.
5. The increasing use by advocacy groups of 501(c)(4) non-profit corporations to escape disclosure of political contributions would allow publicly held corporations to make unlimited political contributions, but to do so without even informing their own shareholders.

It is my intention to maintain ownership of the shares until the date of the annual meeting. I also plan to attend the annual meeting in person, or if I am unable to attend I will have a qualified representative in attendance representing me.

Enclosed you will find a letter from Charles Schwab, who is the record holder of my shares stating that they are the custodian of the account titled James W. Mackie.

Sincerely,

James W. Mackie

James W. Mackie

Encl: Letter from Charles Schwab Advisor Services
Cc: Securities a & Exchange Commission

SCHWAB
ADVISOR SERVICES

**Advisor Services**
1958 Summit Park Dr, Orlando, FL 32810

November 1, 2013

Pepsico
700 Anderson Hill Road
Purchase, NY 10577

Re: **Stock held in the account of James W. Mackie**

To Whom It May Concern:

Charles Schwab & Co. Inc currently custodies an account titled in the name of James W. Mackie which currently holds 3,500 shares of PepsiCo common stock. These shares have been held for a period greater than one year. Below is the confirmation of when and how these shares came into this account. As of the date of this letter, none of the shares referenced below have been sold, transferred, or otherwise removed from this account.

1,100 shares (NYSE: PEP) Purchased 9/1/1986
2,400 shares (NYSE: PEP) Received 7/22/2010

Sincerely,

LaShea C. Reaves
Relationship Specialist
Charles Schwab Advisor Services

CC: James Mackie
Tower Bridge Advisors, Inc.

James W. Mackie

***FISMA & OMB Memorandum M-07-16***

CERTIFIED MAIL™

7013 2250 0001 6198 6847

UNITED STATES POSTAL SERVICE

U.S. POSTAGE PAID
BRYN MAWR, PA
19010
NOV 07, 13
AMOUNT
$6.11
00050055-06

1000

10577

L.D. Thompson
Senior Vice President, Secretary & General Counsel
PepsiCo, Inc
700 Anderson Hill Road
Purchase, NY 10577

10577$1444 C090

Pages 31 through 32 redacted for the following reasons:
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*** FISMA & OMB Memorandum M-07-16 ***
***FISMA & OMB Memorandum M-07-16***

**EXHIBIT C**

PEPSICO

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR LEGAL COUNSEL
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

November 21, 2013

***VIA OVERNIGHT MAIL***
James W. Mackie

***FISMA & OMB Memorandum M-07-16***

Dear Mr. Mackie:

I am writing on behalf of PepsiCo, Inc. (the "Company"), which received on November 11, 2013 your shareholder proposal submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The letter you provided from Charles Schwab Advisor Services is insufficient because it does not verify continuous ownership of Company shares for the full one-year period preceding and including the date that the Proposal was submitted to the Company (November 7, 2013). Specifically, the letter establishes your ownership of the Company's shares for one year as of November 1, 2013, rather than as of the date that the Proposal was submitted.

To remedy this defect, you must obtain a new proof of ownership letter verifying your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 7,

2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 7, 2013); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 7, 2013).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 7, 2013). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 7, 2013), the requisite number of Company shares were continuously

held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b) of the Exchange Act, a shareholder proponent must provide the Company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. Your letter indicates that you intend to maintain ownership of your shares only "until" the date of the annual meeting. Please be advised that, pursuant to Rule 14a-8(b), you must submit a written statement that you intend to continue holding the requisite number of Company shares "through" the date of the Company's 2014 Annual Meeting of Shareholders.

Finally, it is unclear whether your Proposal includes only the paragraph in quotation marks that begins with the words "Resolved: The Corporation shall have a policy" and ends with "complies with the corporate policy," or if it also includes the statement that "There are five reasons for passage of this resolution" and the list that follows. Accordingly, please clarify what you intend to be your Proposal to be printed in the Company's proxy statement for the 2014 Annual Meeting of Shareholders.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 700 Anderson Hill Road, Purchase, NY 10577. Alternatively, you may transmit any response by facsimile to me at (914) 249-8035.

If you have any questions with respect to the foregoing, please contact me at (914) 253-2507. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Amy Carriello

Amy Carriello
Senior Counsel, Corporate Governance

Enclosures

## Rule 14a-8 – Shareholder Proposals

---

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

*Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

*Note to paragraph (i)(9):* A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

*Note to paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year ( i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

### Staff Legal Bulletin No. 14F (CF)

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

**3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

**E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents**

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

**F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents**

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*

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*** FISMA & OMB Memorandum M-07-16 ***

***FISMA & OMB Memorandum M-07-16***

**EXHIBIT E**

FROM:
JAMES W.MACKIE
***FISMA & OMB Memorandum M-07-16***
Ph:***FISMA & OMB Memorandum M-07-16***
e-mail***FISMA & OMB Memorandum M-07-16***

# facsimile transmittal

| | | | |
|---|---|---|---|
| To: | Amy E. Carriello | Fax: | 914-249-8109 |
| From: | Jim Mackie | Date: | 11/22/2013 |
| Re: | Proxy Proposal Response | Pages: | 2 |
| CC: | | | |

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Post

## Please deliver to Amy E. Carriello

Please acknowledge receipt of this FAX via email.

Thank you.

James W. Mackie

**James W. Mackie**

***FISMA & OMB Memorandum M-07-16***

**VIA FAX**

November 22, 2013

Amy E. Carriello
Senior Legal Counsel
PepsiCo, Inc
700 Anderson Hill Road
Purchase, NY 10577

Re: Response to your letter of November 21, 2013

Dear Ms.Carriello:

In response to your letter, with enclosures, I have the following comments:

1. My letter of November 6, addressed to L.D. Thompson, I advised PepsiCo of my ownership of 3,500 shares of PepsiCo. These shares are held in my Charles Schwab account in my name. These shares were purchased in 1986 and 2005, have a value in excess of $2,000.00.
2. I stated in my letter that I am, and was at the time of the letter to Pepsico, the owner of those shares and that I intended to retain all of the 3,500 shares until the date of the annual meeting. By this letter I am advising you that I will retain ownership of the 3,500 shares *through* the date of the annual meeting. I will be pleased to supply you with copies of the Schwab monthly statements for the months of October 2012 through November 2013 that will show continuous ownership of these shares and the dates of original purchase.
3. Note that the letter from Charles Schwab states that they have held the 3,500 shares for a period greater than one year.
4. It is impossible to obtain a letter from the brokerage house holding your stock in a street name and have it legitimately dated the same date as the date of the letter from the stockholder to you. I forwarded my proposal letter in a timely manner with the honest date of the letter from Schwab that did not arrive at my home on the date it was sent to me. It is unreasonable to expect the date of my letter to you to be the same date of the letter from Schwab.
5. My proposal is "Resolved: The Corporation shall have a policy pertaining to making political contributions (to individual candidates; organizations supporting candidates, directly or indirectly; leadership groups; or political action committees) only if such a policy is approved by at least at least 75% of its shares outstanding. No funds, or in kind support, shall be provided by the corporation to any of the entities listed above unless the contribution complies with the corporate policy".
6. The five (5) specific reasons for the proposal should be stated in the proxy statement as is the usual practice in asking for stockholder approval of a proposed action to be taken.

If there are further questions or clarifications needed to have a legitimate proposal presented to the stockholders, please let me know.

Sincerely,

James W. Mackie

James W. Mackie

cc: Securities & Exchange Commission

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

FROM:
JAMES W.MACKIE
***FISMA & OMB Memorandum M-07-16***

# facsimile transmittal

| | | | |
|---|---|---|---|
| **To:** | **Amy E. Carriello** | **Fax:** | 914-249-8109 |
| **From:** | Jim Mackie | **Date:** | 11/22/2013 |
| **Re:** | Proxy Proposal Response | **Pages:** | 2 |
| **CC:** | | | |

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Post**

Please deliver to Amy E. Carriello

Please acknowledge receipt of this FAX via email.

Thank you.

James W. Mackie

Page 59 redacted for the following reason:
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***FISMA & OMB Memorandum M-07-16***